Gilla Inc.
112 North Curry Street
Carson City, Nevada 89703

Via Edgar Private Correspondence Filing

December 12, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Steve S. Lo
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:          Gilla Inc. (the “Company”)
Letter from the Commission Dated December 5, 2012 (the “Comment Letter”)
File No. 000-28107

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Current Report on Form 8-K filed on November 28, 2012 (the “Form 8-K”).  The Company filed Amendment No. 1 to the Form 8-K (“Amendment No. 1”) on December 12, 2012 in response to the Comment Letter.

In addition to Amendment No. 1, the Company herewith responds to the Commission's comments as follows.  In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response.

Form 8-K filed November 28, 2012

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1.
The Company has taken note of the Commission’s comment and included Item 4.01 in Amendment No. 1 to reflect the resignation of Schwartz Levitsky Feldman LLP (“SLF LLP”), who previously served as the independent registered public accounting firm for Snoke Distribution Canada Ltd.

2.	The Company has included a letter from SLF LLP, indicating that it agrees with the Company’s relevant statements in Amendment No. 1 in response to Item 304(a) of Regulation S-K.

The Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ J. Graham Simmonds
J. Graham Simmonds
Chief Executive Officer

cc:           Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street – 10th Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104